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                                                                  Exhibit 8
                                                                  ---------



                               ___________, 1997




Members of the Board of Directors
Eagle Financial Corp.
222 Main Street
Bristol, Connecticut  06010


Members of the Board of Directors
MidConn Bank
346 Main Street
Kensington, Connecticut  06037

Dear Board Members:

          On January 27, 1997, Eagle Financial Corp., a Delaware corporation ("EFC"), Eagle Bank, a federally-chartered savings bank, which is wholly-owned by EFC ("Eagle Bank"), and MidConn Bank, a Connecticut-chartered savings bank ("MidConn Bank") entered into an agreement and plan of merger (the "Merger Agreement") pursuant to which MidConn Bank will be merged into Eagle Bank (the "Merger"), with Eagle Bank surviving. In connection with the Merger, you have requested that we render to you our opinion with respect to certain Federal income tax consequences of the Merger.

                               Documents Reviewed
                               ------------------

          In connection with the preparation of this opinion, we have examined and relied upon the following documents (including all exhibits and schedules thereto) (the "Reviewed Documents"): (1) the Merger Agreement; (2) representations and certifications made to us by EFC (attached hereto as Exhibit
                                                                         -------
A); (3) representations and certifications made to us MidConn Bank and certain
-
holders of five percent or more of MidConn Bank Common Stock (attached hereto as

Exhibits B and C); (4) the Registration Statement on Form S-4 filed with the
----------     -
Securities and Exchange Commission on March 17, 1997 (the "Registration Statement"); and (5) such other instruments and documents related to the

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Eagle Financial Corp.
MidConn Bank
____________, 1997
Page 2


formation, organization and operation of EFC, Eagle Bank and MidConn Bank or to the consummation of the Merger as we have deemed necessary or appropriate.1/

                                   The Merger
                                   ----------

          Based solely upon our review of the documents set forth above, and upon such information as EFC, Eagle Bank and MidConn Bank have provided to us (which we have not attempted to verify in any respect), and in reliance upon such documents and information, we understand that the proposed transaction and the relevant facts with respect thereto are as follows:

          EFC is a Delaware corporation and the holding company of Eagle Bank, its wholly-owned, federally chartered, FDIC insured savings bank subsidiary. Both EFC and Eagle Bank are headquartered in Bristol, Connecticut. Through Eagle Bank, EFC provides a full range of financial services to customers from 19 traditional banking offices and four supermarket branch offices located in Hartford and eastern Litchfield Counties in Connecticut. EFC, as a holding company, is regulated primarily by the Office of Thrift Supervision at the federal level and by the Connecticut Commissioner of Banking.

          Eagle Bank, a federally chartered savings bank, is a wholly-owned subsidiary of EFC. Eagle Bank will be the surviving bank in the Merger. Eagle Bank, as a federal savings bank, is regulated primarily by the Office of Thrift Supervision and as to certain matters by the Federal Deposit Insurance Corporation.

          MidConn Bank, a Connecticut-chartered savings bank, is headquartered in Kensington, Connecticut. Deposits at MidConn Bank are FDIC insured. MidConn Bank currently serves customers from eight branch offices located in Hartford County and two branch offices located in Middlesex County. MidConn Bank is engaged primarily in the business of attracting deposits from the general public and using those funds and other sources of funds primarily for residential and commercial mortgage loans. MidConn Bank, as a state-chartered savings bank, is regulated by the Connecticut Commissioner and by the FDIC.

          The purpose of the Merger is to enable EFC to acquire the assets and business of MidConn Bank. The Merger will result in an expansion of EFC's primary market area to include MidConn Bank's banking offices in Hartford County, Connecticut. The assets and business of MidConn Bank's banking offices will broaden EFC's existing operations in Hartford and eastern Litchfield Counties. EFC expects to achieve reductions in the current operating expenses of MidConn Bank upon the consolidation of MidConn Bank's operations into Eagle Bank.

          The EFC Board of Directors determined that the Merger is fair to, and in the best interests of, EFC and its shareholders. In making this determination the EFC Board of Directors considered, among other things, that, after factoring in anticipated cost savings of thirty percent to forty percent, EFC expects the Merger to be accretive to earnings per share within the first year of post-Merger operation. The MidConn Bank Board of Directors determined that the Merger is fair to, and in the best interests of, MidConn Bank and its shareholders. In making this determination, the MidConn Bank Board of Directors considered, among other things, the potential synergies resulting from

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1/  All capitalized terms used herein and not otherwise defined shall have the same meaning as they have in the Registration Statement. All section references, unless otherwise indicated, are to the Internal Revenue Code of 1986, as amended (the "Code").

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Eagle Financial Corp.
MidConn Bank
____________, 1997
Page 3


consolidation of the two companies' operations and the related potential for appreciation and growth in earnings and book value of EFC as a result of the Merger.

          The Merger Agreement provides for the acquisition of MidConn Bank by EFC through the merger of MidConn Bank with and into Eagle Bank, with Eagle Bank being the Surviving Bank which will continue to be a wholly-owned subsidiary of EFC. Upon the consummation of the Merger, each issued and outstanding share of MidConn Bank Common Stock, except for (i) shares held as treasury stock or held, directly or indirectly, by EFC, MidConn Bank or any of EFC's subsidiaries (other than shares held in a fiduciary capacity or in respect of a debt previously), which shall be canceled; and (ii) shares that are owned by shareholders who have properly dissented from the Merger, will be converted into .86 of a share of EFC Common Stock (the "Exchange Ratio").

          Certificates for fractions of shares of EFC Common Stock will not be issued. Under the Merger Agreement, in lieu of a fractional share of EFC Common Stock, each holder of MidConn Bank Common Stock will be entitled to receive an amount of cash equal to the fraction of a share of EFC Common Stock to which such holder would otherwise be entitled multiplied by the average of the daily closing prices per share of EFC Common Stock, as reported on The Nasdaq National Market, for the 20 consecutive trading days on which shares of EFC Common Stock are actually traded ending on the third trading day preceding the closing date of the Merger. Following consummation of the Merger, no holder of MidConn Bank Common Stock would be entitled to dividends or other rights in respect of any such fraction.

          As of the close of business on April 17, 1997, there were outstanding options ("MidConn Options") to purchase _____ shares of MidConn Bank Common Stock at an average exercise price of $___ per share, all of which are or will be, immediately before the effectiveness of the Merger (the "Effective Time"), vested and exercisable in full. Under the Merger Agreement, each holder of a MidConn Option shall have the right to receive, at the Effective Time, in substitution for and cancellation of such MidConn Option, shares of EFC Common Stock in accordance with a specified formula which will generally result in the option holder receiving shares of EFC Common Stock having a value (based on a 20-trading-day average price) essentially equal to the "spread" on the option (that is, the value of shares of EFC Common Stock, based on the Exchange Ratio and such average price, that the option holder would have received if he or she had exercised the option, reduced by the applicable exercise price).

          Under Connecticut law, the holders of MidConn Bank Common Stock are entitled to dissenters' rights of appraisal in connection with the Merger. Shares of MidConn Bank Common Stock that are issued and outstanding immediately prior to the Effective Time and that are owned by shareholders who have properly dissented from the pursuant the applicable provisions of the Connecticut General Statutes, shall not be converted into the right to receive shares of EFC Common Stock, unless and until such shareholders shall have failed to perfect or shall have effectively withdrawn or lost their right of payment under applicable law. If any such shareholder shall have failed to perfect or shall have effectively withdrawn or lost such right of payment, the shares of MidConn Bank Common Stock held by such shareholder shall thereupon be deemed to have been converted into the right to receive and become exchangeable for, at the Effective Time, shares of EFC Common Stock pursuant to the Merger Agreement.

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Eagle Financial Corp.
MidConn Bank
____________, 1997
Page 4

                        Assumptions and Representations
                        -------------------------------

          In connection with rendering this opinion, we have assumed or obtained representations (and are relying thereon, without any independent investigation or review thereof) that:

          1.  All information contained in the Reviewed Documents is accurate.

          2. The information presented in the Reviewed Documents or otherwise furnished to us accurately and completely describes all material facts relevant to our opinion.

          3. There has been (or will be by the Effective Time) due execution and delivery of the Reviewed Documents where due execution and delivery are prerequisites to effectiveness thereof.

          4. All of the Reviewed Documents are authentic, all copies of original documents conform to the originals, and all such original documents are authentic.

          5. All of the obligations imposed by the Reviewed Documents have been and will continue to be performed or satisfied in accordance with their terms.

          6.  The Merger will be effective under the applicable state law.

          7. All representations made in the exhibits hereto are true, correct, and complete in all material respects. Any representation or statement made "to the best of knowledge" or similarly qualified is correct without such qualification.

                   Opinion - Federal Income Tax Consequences
                   -----------------------------------------

          Based upon and subject to the assumptions and qualifications set forth herein, it is our opinion that for Federal income tax purposes the following will result:

          (a) The Merger will qualify as a tax-free reorganization under the provisions of section 368(a) of the Code.

          (b) No gain or loss will be recognized to the MidConn Bank shareholders on the exchange of their MidConn Bank Common Stock solely for EFC Common Stock (section 354(a)(1)).

          (c) The tax basis of the EFC Common Stock to be received by the shareholders of MidConn Bank will be the same as the basis of the MidConn Bank Common Stock to be surrendered in exchange therefore (section 358(a)(1)).

          (d) The holding period of the EFC Common Stock received by the shareholders of MidConn Bank will include the period during which MidConn Bank Common Stock surrendered was held, provided the MidConn Bank Common Stock surrendered was held as a capital asset by the shareholders of Midconn Bank at the Effective Time (section 1223(1)).

          (e) The payment of cash to a MidConn Bank shareholder in lieu of fractional share interests of EFC Common Stock will be treated for Federal income tax purposes as if the fractional shares were distributed as part of the exchange and then redeemed by EFC. Generally, the shareholder will recognize gain or loss (capital gain or loss if the shareholder held its MidConn Bank Common Stock as a capital asset) equal to

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Eagle Financial Corp.
MidConn Bank
____________, 1997
Page 5


the difference between the shareholder's basis in the fractional share (determined under (c) above) and the cash received in lieu of the fractional share.

          (f) Neither EFC, Eagle Bank, nor MidConn Bank will recognize any gain or loss as a result of the Merger.

          Our opinion set forth herein is based upon the description of Merger as set forth above in the section captioned "The Merger" and in the Merger Agreement and Registration Statement. For purposes of rendering our opinion, we have not made an independent investigation of the facts set forth in any of the Reviewed Documents. If the actual facts relating to any aspect of the Merger differ from this description in any material respect, our opinion may become inapplicable.

          Further, our opinion is based upon the Code, Treasury Regulations thereunder (including proposed and temporary Treasury Regulations), and interpretations of the foregoing as expressed in court decisions, administrative determinations, and legislative history as of the date hereof. These provisions and interpretations are subject to changes, which may or may not be retroactive in effect, that might result in material modifications of our opinion.

          Our opinion is not intended to address the tax consequences to a holder of a MidConn Option who receives shares of EFC Common Stock in exchange therefor pursuant to the Merger. We hereby consent to the use of this opinion letter as an exhibit to the Registration Statement and to the use of our name in the Registration Statement. In addition, we hereby consent to making this opinion letter available to the shareholders of MidConn Bank.

                                                          Sincerely yours,


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